

July 21, 2014

Via E-mail
Mr. Qingtao Xing
Chief Executive Officer
Shiner International, Inc.
19th Floor, Didu Building, Pearl River Plaza
No. 2 North Longkun Road
Haikou, Hainan Province
China 570125

> **Re:** **Shiner International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 3, 2014**
> **File No. 1-33960**

Dear Mr. Xing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 33

General

1. Please revise your MD&A in future annual and interim filings to include a discussion of the restrictions on your ability to distribute dividends and transfer other funds from your Chinese operating subsidiaries to your ultimate parent, and the resulting impact on your liquidity, financial condition and results of operations.

Assets and Liabilities, page 34

2. In future filings please expand your narrative to disclose the reasons for the significant changes in assets and liabilities from period-to-period, which you have identified in your discussion. In this regard, please tell us the reason(s) for:

    *   The $11.3 million increase in advances to suppliers;
    *   The $3.2 million increase in miscellaneous payables from December 31, 2012 to December 31, 2013 as noted in Note 6 to your financial statements; and
    *   The $2.7 million increase in other receivables from December 31, 2012 to December 31, 2013, as well as the $2.9 million increase in this account from December 31, 2013 to March 31, 2014. Additionally, please tell us what this account is comprised of and how much of the balance at March 31, 2014 has been collected subsequent to that date.

Consolidated Financial Statements, page F-1

Note 1 – Organization and Basis of Presentation, page F-7

Property and Equipment, page F-9

3. We note that the change in your accumulated depreciation is $1,557,891. However, depreciation expense as indicated on your statement of cash flows for the year ended December 31, 2013 is $3,139,763. Please tell us the reason for the difference.

Construction in Progress and Government Grants, page F-9

4. Your disclosure states that "the amount of the government grant is being amortized into other income over the useful life of the asset on the same basis used to depreciate the asset." In this regard, please confirm to us that the related assets are classified as property and equipment when you begin depreciating the asset.

5. Please supplementally provide us, and disclose in future filings, a rollforward of construction in progress for all periods presented through March 31, 2014. Your rollforward should include, but not limited to, capitalized costs of construction and transfers to property and equipment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief